Exhibit 99.1

Financial Statements
of
GCE Holding LLC

December 31, 2015 and 2014

Independent Auditor's Report

To the Management Committee of GCE Holding LLC:

We have audited the accompanying consolidated financial statements of GCE Holding LLC and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2015 and the related consolidated statement of operations, of changes in partnership equity, and of cash flows for the year ended December 31, 2015.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GCE Holding LLC and its subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the year ended December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in the “Related Party Transaction” note to the consolidated financial statements, GCE Holding LLC has entered into significant transactions with The United Illuminating Company and certain affiliates of NRG Energy, Inc., which are related parties. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP
Boston, MA
March 29, 2016

GCE Holding LLC
Consolidated Statements of Operations
For the Year Ended December 31, 2015 and 2014
(In thousands)

	2015	2014 *

Operating revenues	$78,304	$82,010
Operating expense	17,116	20,924
Depreciation and amortization expense	16,413	16,259
Taxes other than income	4,728	4,644
Income from operations	40,047	40,183

Other income and (deductions)	(51)	(53)

Interest expense	11,721	12,259

Income	$28,275	$27,871

The accompanying Notes to the Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.
* Not covered by report included herein.

GCE Holding LLC
Consolidated Balance Sheets
As of December 31, 2015 and December 31,2014
(in thousands)

	2015	2014 *

Assets
Current assets:
Cash	$11,381	$14,660
Restricted cash	6,245	660
Regulatory assets	354	519
Accounts receivable	9,140	6,989
Other current assets	984	883
Fuel oil inventory	4,785	6,966
Materials & supplies inventory	2,247	2,141
Unamortized debt expense	613	613
	35,749	33,431
Property, plant and equipment:
In-service	481,637	477,816
Accumulated depreciation and amortization	(78,467)	(62,530)
Net property, plant & equipment	403,170	415,286
Long term assets:
Unamortized debt expense	11,284	11,897
Regulatory assets	1,333	10,671
	12,617	22,568
Total assets	451,536	$471,285

Liabilities and Equity
Current liabilities:
Accounts payable	209	2,702
Accrued liabilities	1,961	1,962
Regulatory liabilities	290	1,772
Other current liabilities	463	466
Current portion of long term debt	8,002	8,002
Interest payable on long term debt	4,809	4,984
	15,734	19,888
Long term liabilities:
Long term debt	212,494	220,496
Regulatory liability	1,835	1,566
Asset retirement obligation	719	664
Other long-term liabilities	176	110
	215,224	222,836
Equity:
Paid-in capital	220,578	228,561
Retained earnings	—	—
	220,578	228,561
Total liabilities and equity	451,536	$471,285
The accompanying Notes to the Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.
* Not covered by report included herein.

GCE Holding LLC
Consolidated Statements of Cash Flows
For the Year Ended December 31, 2015 and 2014
(in thousands)

	2015	2014 *

Net income	$28,275	$27,871
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,992	15,989
Amortization of Debt Issuance Costs	614	651
Amortization of regulatory assets	520	364
Changes in:
Accounts receivable	(2,151)	2,076
Other current assets	(103)	(530)
Fuel oil inventory	2,181	(3,324)
Materials & supplies inventory	(106)	(65)
Interest payable on long term debt	(175)	1,752
Accounts payable	(2,495)	(405)
Accrued liabilities	65	(51)
Other current liabilities	(1)	(41)
Regulatory asset/liability	3,950	(1,463)
Total cash provided by (used in) operating activities	46,566	42,824

Plant expenditures including AFUDC debt	—	(4)
Changes in restricted cash	(5,585)	(660)
Total cash provided by investing activities	(5,585)	(664)

Repayments of long term debt	(8,002)	(8,002)
Distribution of capital, net	(36,258)	(35,865)
Total cash used in financing activities	(44,260)	(43,867)

Net change for the period	(3,279)	(1,707)
Balance at the beginning of the period	14,660	16,367
Balance at the end of the period	11,381	14,660

Cash paid during the period for:
Interest	10,740	9,202

The accompanying Notes to the Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.
* Not covered by report included herein.

GCE Holding LLC
Consolidated Statements of Changes in Partnership Equity
For the Years Ended December 31, 2015 and 2014
(in thousands)

Paid-in Capital	Consolidated

Balance as of December 31, 2013 *	$236,555

Contribution of capital	$2
Distribution of capital	(7,996)

Balance as of December 31, 2014 *	$228,561

Contribution of capital	$2
Distribution of capital	(7,985)

Balance as of December 31, 2015	$220,578

Retained Earnings	Consolidated

Balance as of December 31, 2013 *	$—

Income for 2014	27,871
Distribution to Partners	(27,871)

Balance as of December 31, 2014 *	$—

Income for 2015	28,275
Distribution to partners	(28,275)

Balance as of December 31, 2015	$—

The accompanying Notes to the Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.
* Not covered by report included herein.

GCE Holding LLC
Notes to the Consolidated Financial Statements
December 31, 2015 and 2014
(Amounts as of and for the period ended December 31, 2014 are not covered by the report included herein)

Organization

GenConn Energy LLC (GenConn) is a wholly-owned subsidiary of GCE Holding LLC (GCE), a 50-50 joint venture between The United Illuminating Company (UI) and certain affiliates of NRG Energy, Inc. (NRG). In February 2015, UI’s parent, UIL Holdings Corporation, announced that it had entered into a definitive merger agreement with Iberdrola USA.  The merger closed in December 2015 is not expected to have an impact on GenConn. GenConn consists of two peaking generation plants, GenConn Devon LLC (GenConn Devon) and GenConn Middletown LLC (GenConn Middletown), which were chosen by the Connecticut Public Utilities Regulatory Authority (PURA), to help address the state’s growing need for more power generation during the heaviest load periods. The two peaking generation plants, each with a nominal capacity of 200 megawatts (MW), are located at NRG’s existing Connecticut plant locations in Devon and Middletown. GenConn Devon became operational in June 2010 and GenConn Middletown became operational in June 2011.

Basis of Presentation

The accounting records of GenConn are maintained in conformity with accounting principles generally accepted in the United States of America (GAAP).

The accounting records for GenConn are also maintained in accordance with the uniform systems of accounts prescribed by the Federal Energy Regulatory Commission (FERC) and PURA.

The preparation of financial statements in conformity with GAAP requires management to use estimates and assumptions that affect (1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (2) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GCE Holding has evaluated subsequent events through the date its financial statements were available to be issued March 29, 2016.

New Accounting Standards

In August 2015, the authoritative guidance was updated regarding revenue from contracts with customers requiring entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services.  This update is effective for interim and annual reporting periods beginning after December 15, 2017 and is to be applied retrospectively.  GCE Holding is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated financial statements.

In August 2015, the authoritative guidance was updated regarding presentation of debt issuance costs which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability.  This update is effective for annual reporting periods beginning after December 15, 2015 and interim periods within fiscal years beginning after December 15, 2016 and is to be applied retrospectively.  The effect that adopting this new accounting guidance will have on our consolidated financial statements will be reductions in both Long-term Assets and Long-term Liabilities on the consolidating balance sheet.  This effect is not expected to be material to GCE Holding’s consolidated financial statements.

In July 2015, the authoritative guidance was updated regarding the measurement of inventory which requires inventory that is measured using first-in, first-out or average cost methods to be measured using the lower of cost and net realizable value.  This update is effective for interim annual reporting periods beginning after December 15, 2016 and is to be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period.  This is not expected to be material to GCE Holding’s consolidated financial statements.

Consolidation

The consolidated financial statements of GenConn include the results of operations and financial position of its wholly-owned subsidiaries GenConn Devon and GenConn Middletown. Intercompany accounts and transactions have been eliminated in consolidation.

Regulatory Accounting

GenConn has Locational Forward Reserve Market (LFRM) obligations through May 31, 2016 as a result of its seasonal bids (twice yearly) into the ISO-New England, Inc. (ISO-NE) markets. GenConn also has Forward Capacity Market (FCM) obligations as a result of its annual bids into ISO-NE markets. FCM auctions are conducted annually, awarded and represent obligations three-years into the future. GenConn’s current FCM obligation is through May 31, 2020. All bids into the LFRM and FCM markets are based on directives from PURA.

GenConn received a final decision from PURA on November 18, 2015, approving its 2016 revenue requirements of $65.7 million for GenConn ($29.3 million for the GenConn Devon facility and $36.4 million for the GenConn Middletown facility). Included in the final decision was PURA’s approval of full recovery of the regulatory asset balance associated with the Middletown Cable System. Additionally, GenConn was granted a 9.835% Return on Equity (ROE) for 2016.

GenConn received a final decision from PURA on December 17, 2014, approving its 2015 revenue requirements of $66.0 million for GenConn ($29.5 million for the GenConn Devon facility and $36.5 million for the GenConn Middletown facility). Additionally, GenConn was granted a 9.95% ROE for 2015.

A final decision was issued by PURA in Docket No. 13-06-38 on December 11, 2013, approving 2014 revenue requirements of $68.3 million for GenConn ($30.8 million for the GenConn Devon facility and $37.5 million for the GenConn Middletown facility). Additionally, GenConn was granted a 9.95% Return on Equity (ROE) for 2014.

GenConn received an interim, final decision from PURA in Docket No. 13-06-38 on September 25, 2013, approving requested changes to the Contract for Difference (CfD) to reflect ISO-NE market rule changes.  GenConn requested revisions to the CfD so that the Contract Monthly LFRM Revenue term, that calculates the credit to the Buyer associated with LFRM revenues, includes an adjustment that would reduce the credit to the Buyer associated with the Failure-to-Activate penalty and the Failure-to-Reserve penalty by the amount resulting solely from the market rule change related to LFRM penalties. This change appropriately accounts for and passes charges for recovery through the CfD invoices.

Management has determined that GenConn meets the criteria for an entity with regulated operations as defined by the authoritative guidance on accounting for the effects of certain types of regulation. As such, GenConn has established regulatory assets for certain costs deferred if it is probable that it will be able to recover such costs in future revenues, and has established regulatory liabilities for certain obligations recognized if it is probable that it will be relieved of such liabilities in future revenues based on the criteria outlined in the PURA Decisions related to the types of costs that are recoverable. Furthermore, GenConn has received approval from PURA in its final revenue requirements decisions allowing for the recovery and/or return of property taxes, financing costs, transmission related operating costs and interest expense.

GenConn is allowed to earn a return on its net regulatory assets and liabilities unless otherwise stated below. As of December 31, 2015 and 2014, GenConn’s regulatory assets and liabilities included the following:

Regulatory Assets:	Remaining Period	As of December 31, 2015	As of December 31, 2014
Property taxes	1 year	$387	$591
Deferred project costs	(a)	—	9,262
Financing costs	24 years	1,099	1,142
Operating costs	(b)	8	4
Sales & Use taxes	(c)	114	142
Interest expense	(d)	29	—
Debt amortization	(e)	50	50
Total Regulatory Assets		1,687	11,191
Less current portion of Regulatory Assets		354	520
Regulatory Assets, long-term		$1,333	$10,671

Regulatory Liabilities:
Operating costs	(b)	$215	$463
Interest expense	(d)	216	1,305
Maintenance costs	(f)	1,694	1,276
Debt amortization	(e)	—	294
Total Regulatory Liabilities		2,125	3,338
Less current portion of Regulatory Liabilities		290	1,772
Regulatory Liabilities, long-term		$1,835	$1,566

(a) Represents project repair costs, recovery of which has been allowed in PURA final decision docket #15-06-24 (see 'Contingencies' section for additional details).
(b) Represents a true-up of actual transmission related operating costs to amounts allowed in revenue requirements. The current portion will be recovered or returned in 2016 as allowed in PURA final decisions. The recovery or return of the long-term portion will be determined in future revenue requirements proceedings.

(c) Represents a true-up of actual Sales & Use taxes to amounts allowed in revenue requirements. The current portion is being recovered or returned in 2016 as allowed in PURA final decisions. The recovery or return of the long-term portion will be determined in future revenue requirement proceedings.

(d) Represents a true-up of actual interest costs to amounts allowed in revenue requirements. The current portion is being recovered or returned in 2016 as allowed in PURA final decisions. The recovery or return of the long-term portion will be determined in future revenue requirement proceedings.

(e) Represents a true-up of debt amortization expense to amounts allowed in revenue requirements which is being returned in 2016 as allowed in PURA final decisions.

(f) Represents current collections for future anticipated large equipment maintenance costs.

Cash and Temporary Cash Investments

GenConn considers all of its highly liquid debt instruments with an original maturity of three months or less at the date of purchase to be cash and temporary cash investments.

Restricted Cash

GenConn’s restricted cash balance is comprised of three separate items: 1) an investment in a sinking fund which was required as part of its September 17, 2013 long term debt refinancing, 2) a financial assurance compliance requirement pursuant to security and control agreements entered into with ISO-NE, and 3) cash on deposit in lieu of a full debt service covenant ratio letter of credit. The sinking fund restricted cash is scheduled to pay the outstanding balance of the long term debt in full at its maturity date. The restricted cash associated with the ISO-NE financial assurance compliance requirement, replaced a Letter of Credit GenConn obtained to meet this requirement historically. The security and control agreement with ISO-NE serves as a form of collateral securing the payment of all of GenConn’s potential obligations associated with market participation thereby satisfying financial assurance compliance requirements and minimizing GenConn’s compliance risks associated with participation in the ISO-NE markets.

Inventory

Inventory primarily consists of fuel oil and materials and supplies. Fuel oil is valued under the weighted average cost method and is expensed as consumed through plant operations. Materials and supplies inventory is valued at weighted average cost and is expensed to operating expense or capitalized to property, plant and equipment as the parts are utilized and consumed.

Accrued Liabilities

Accrued liabilities primarily consist of accrued property tax expense relating to GenConn Devon and GenConn Middletown which have entered into 30 year tax stabilization agreements with the City of Milford and the City of Middletown, respectively. The tax stabilization agreements terminate on May 1, 2040 for GenConn Devon, and on January 1, 2040 for GenConn Middletown

Asset Retirement Obligation

The fair value of the liability for an asset retirement obligation is recorded in the period in which it is incurred and the cost is capitalized by increasing the carrying amount of the related long-lived asset. The liability is adjusted to its present value periodically over time, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement, the obligation is settled either at its recorded amount or a gain or a loss is incurred.

Revenue Recognition

Operating revenues are recognized when contractually earned in the period provided and consist of revenues received from power, ancillary, and capacity sales into the ISO-NE markets and from Connecticut Light & Power (CL&P) under the Contract for Differences (CfDs), (as discussed under “Contract for Differences”), based on authorized rates approved by regulatory bodies and can be changed only through formal proceedings with PURA.

Property, Plant and Equipment (PP&E)

PP&E is reflected in the accompanying Consolidated Balance Sheet at cost. Provisions for depreciation on in-service PP&E are computed on a straight-line basis over a 30 year life which was determined by the term of the CfD (discussed later in the notes) and is also representative of the economic life of the plant. The cost of current repairs, major maintenance projects and minor replacements are charged to appropriate operating expense accounts as incurred. Other plant includes other project costs primarily related to civil, mechanical, and electrical site work. GenConn’s in-service property, plant and equipment were comprised as follows:

	2015	2014
Gas Turbines	139,027	139,027
Other Plant	307,349	303,529
Capitalized Interest (AFUDC)	35,261	35,260
Gross PP&E In-service	481,637	477,816

Impairment of Long-Lived Assets

The authoritative guidance on property, plant, and equipment requires the recognition of impairment losses on long-lived assets when the book value of an asset exceeds the sum of the expected future undiscounted cash flows that result from the use of the asset and its eventual disposition. If impairment arises, then the amount of any impairment is measured based on discounted cash flows or estimated fair value.

The authoritative guidance on property, plant, and equipment also requires that rate-regulated companies recognize an impairment loss when a regulator excludes all or part of a cost from rates, even if the regulator allows the company to earn a return on the remaining costs allowed. As discussed under “Regulatory Accounting,” determination that certain regulatory assets no longer qualify for accounting as such could have a material impact on the financial condition of GenConn. The probability of recovery and the recognition of regulatory assets under the criteria of the authoritative guidance on accounting for the effects of certain types of regulation must be assessed on an ongoing basis. At December 31, 2015, GenConn (as a rate regulated entity) did not have any assets that were impaired under this standard.

Allowance for Funds Used During Construction (AFUDC)

In accordance with the uniform system of accounts prescribed by the FERC and PURA, GenConn capitalized AFUDC, which represents the approximate cost of debt and equity devoted to plant during construction which ended upon each of GenConn Devon and GenConn Middletown obtaining commercial operation which occurred during June, 2010 and June, 2011, respectively.

Contract for Differences

GenConn recovers its costs under two PURA-approved CfD agreements which are cost of service based and settled on a monthly basis. GenConn has signed CfDs for both facilities with CL&P both with terms of 30 years beginning upon the operations of each plant. Under the terms of the CfD, CL&P will either pay GenConn Devon and GenConn Middletown for the under-recovery or will be reimbursed by those entities for the over-recovery of costs based on their participation in the ISO-NE markets.

These contracts are accounted for on an accrual basis. Under the CfDs, GenConn agrees that the PURA will determine its cost-of service rate in accordance with the related decisions. Also under the CfD, GenConn agrees to have the units participate and to bid all of the units in ISO-NE Markets as directed by the PURA.

Long Term Debt

Required principal payments and payments from a restricted cash sinking fund investment are scheduled so that on the maturity date of July 25, 2041 the senior secured notes will be paid in full. Information regarding principal and sinking fund payments is set forth below:

Principal Payments
During the twelve months ended December 31st:	Total
2016	$8,002
2017	8,002
2018	8,002
2019	8,002
2020	8,002
2021 and thereafter	180,486	*
	$220,496

Sinking Fund

During the twelve months ended December 31st:	Total
2016	$585
2017	585
2018	585
2019	585
2020	585
2021 and thereafter	11,735
$14,660

* Includes final payment from Sinking Fund
GenConn has a secured working capital facility with commitments totaling $35 million from two banks. The working capital facility also permits the issuance of letters of credit. GenConn may borrow under the working capital facility at interest rates equal to either the Base Rate or Eurodollar Rate plus the Applicable Margin, as each is defined in the related agreement. The maturity date of the working capital facility is on September 17, 2018. As of December 31, 2015, there were no borrowings under the working capital facility. In December 2015, letters of credit outstanding were reduced from $19.3 million to $14.1 million (see ‘Restricted Cash’ section of this document for additional details).

Substantially all of the assets of GenConn serve as collateral for the private placement debt and working capital facility. As of December 31, 2015 and 2014, the fair value of GenConn’s Long-Term Debt was $232 million and $251 million, respectively, based on market conditions. Under each of the private placement debt and working capital facility agreements, GenConn is required to comply with certain covenants including the requirement to maintain a Consolidated Indebtedness to Total Capitalization ratio (as defined in the agreements) not to exceed 60%. As of December 31, 2015, GenConn’s Total Indebtedness to Total Capitalization ratio was 50%. In addition, GenConn is subject to a dividend payment test whereby dividends are permitted if the debt service coverage ratio (as defined in the agreements) for the last twelve months is at least 1.2 to 1.0. As of December 31, 2015, GenConn’s debt service coverage ratio was 2.66.

Unamortized Debt Expense

GenConn deferred debt issuance costs incurred on the bank, project and private placement financings, are being amortized over the term of the related debt and have been allocated proportionately to both GenConn Devon and GenConn Middletown. The amortization and associated unamortized debt issuance cost balances are accounted for at GenConn Devon and GenConn Middletown as such amounts are recovered in rates. The unamortized debt issuance costs are included in Unamortized Debt Expense in the accompanying Consolidated Balance Sheet as of December 31, 2015 and 2014.

Related Party Transactions

There are no employees of GenConn. UI and NRG (the Partners) are paid through GCE, for services to GenConn which include administration, plant operations, construction and energy management pursuant to contractual arrangements. As of December 31, 2015 and 2014, amounts owed to GCE for services of $0.1 million and $1.1 million, respectively, are included in Accounts Payable in the accompanying Consolidated Balance Sheet. For the years ended December 31, 2015 and 2014, amounts paid to GCE for services were $13.8 million and $22.5 million, respectively. For the years ended December 31, 2015 and 2014, amounts expensed for services were $6.3 million and $8.1 million, respectively.

GenConn made earnings distributions, through GCE, to the Partners of $28.3 million and $27.9 million for the years ended December 31, 2015 and 2014, respectively.

GenConn returned a portion of the Partner’s investment, through GCE, of $8.0 million and $8.0 million for the years ended December 31, 2015 and 2014, respectively.

GenConn Devon and GenConn Middletown lease both facilities and land from Devon Power LLC (Devon Power) and Middletown Power LLC (Middletown Power), respectively, both of which are subsidiaries of NRG. See the Lease Obligations section for additional details.

Income Taxes

GCE is not subject to federal or state income taxes. The Partners are required to report on their federal and, as required, state income tax returns their share of the GCE’s income, gains, losses, deductions and credits. Accordingly, there is no provision for income taxes in the accompanying consolidated financial statements.

Contingencies

In the ordinary course of business, GCE and its subsidiaries are involved in various proceedings, including legal, tax, regulatory and environmental matters, which require management’s assessment to determine the probability of whether a loss will occur and, if probable, an estimate of probable loss. When assessments indicate that it is probable that a liability has been incurred and an amount can be reasonably estimated, GCE accrues a reserve and discloses the reserve and related matter. GCE discloses matters when losses are probable for which an estimate is reasonably possible. Subsequent analysis is performed on a periodic basis to assess the impact of any changes in events or circumstances and any resulting need to adjust existing reserves or record additional reserves.

GenConn Middletown Cable System

Two circuits, referred to as “5X” and “6X,” connect the four units at the GenConn Middletown facility to the gas insulated substation.  In April 2011, the 5X circuit failed. Multiple repairs were made. However, the repairs failed to correct persistent partial discharge that was detected through periodic testing.  In March 2012, GenConn filed a lawsuit seeking damages against the electrical contractor responsible for the design and installation of the 5X and 6X and one of its subcontractors.

GenConn entered into a settlement agreement and escrow agreement (the Agreements) with the former electrical contractor and one of its subcontractors (the defendants), regarding the defective equipment. The Agreements were fully executed in March 2015. On November 18, 2015, PURA issued a final decision approving full recovery of the regulatory asset balance over the remaining term of the project. The regulatory asset balance remaining has been reclassified to Property, Plant & Equipment as of December 31, 2015 and is also included in Rate Base upon which GenConn will also earn its approved return.

Lease Obligations

Operating leases with Devon Power LLC and Middletown Power LLC, both of which are NRG owned companies, consist primarily of leases of facilities and land for both GenConn Devon and GenConn Middletown. The term of the leases coincide with the maturity of the senior secured notes (2040 for GenConn Devon and 2041 for GenConn Middletown). For the years ended December 31, 2015 and 2014, operating lease expense for GenConn Devon and GenConn Middletown was $0.6 million and $0.7 million, respectively. The future minimum lease payments under these operating leases are estimated to be as follows:

	GenConn	GenConn
Twelve months ended December 31st:	Devon	Middletown
2016	579	668
2017	579	668
2018	579	668
2019	579	668
2020	579	668
2021 and thereafter	11,242	13,639
	14,137	16,979